Exhibit 99.2

PyroGenesis Canada Inc.

Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month period ended September 30, 2023 and 2022

(Unaudited)

The accompanying unaudited condensed consolidated financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements for the period ended September 30, 2023.

September 30, 2023

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

(In Canadian dollars)

	Note	September 30, 2023	December 31, 2022
		$	$
Assets
Current assets
Cash		873,498	3,445,649
Accounts receivable	6	12,339,329	18,624,631
Costs and profits in excess of billings on uncompleted contracts	7	989,544	1,051,297
Inventory	16	1,856,786	1,876,411
Investment tax credits receivable	8	304,474	276,404
Income taxes receivable		16,280	14,169
Current portion of deposits		493,331	432,550
Current portion of royalties receivable		603,523	455,556
Contract assets		620,710	499,912
Prepaid expenses		1,555,462	771,603
Total current assets		19,652,937	27,448,182
Non-current assets
Deposits		46,297	46,053
Strategic investments	9	4,564,434	6,242,634
Property and equipment		2,985,371	3,393,452
Right-of-use assets		4,382,885	4,818,744
Royalties receivable		924,699	952,230
Intangible assets		1,625,371	2,104,848
Goodwill		2,660,607	2,660,607
Total assets		36,842,601	47,666,750
Liabilities
Current liabilities
Bank indebtedness		271,726	991,902
Accounts payable and accrued liabilities	10	9,525,215	10,115,870
Billings in excess of costs and profits on uncompleted contracts	11	10,884,983	9,670,993
Current portion of term loans	12	96,191	69,917
Current portion of lease liabilities		2,790,926	2,672,212
Balance due on business combination		1,689,030	2,088,977
Income taxes payable		186,457	187,602
Current portion of convertible debenture		641,984	-
Total current liabilities		26,086,512	25,797,473
Non-current liabilities
Lease liabilities		2,443,313	2,861,482
Term loans	12	300,484	320,070
Balance due on business combination		-	1,818,798
Convertible debenture		1,889,603	-
Total liabilities		30,719,912	30,797,823
Shareholders’ equity	13
Common shares		90,670,080	85,483,223
Warrants		410,000	223,200
Contributed surplus		26,856,590	24,546,960
Equity portion of convertible debenture		318,092	-
Accumulated other comprehensive income		(31,578)	402
Deficit		(112,100,495)	(93,384,858)
Total shareholders’ equity		6,122,689	16,868,927
Total liabilities and shareholders’ equity		36,842,601	47,666,750

The accompanying notes form an integral part of the condensed consolidated interim financial statements.
Contingent liabilities, Note 21.

Q3 2023	PyroGenesis Canada Inc.	1

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited)

(In Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
		$	$	$	$
Revenues	5	3,685,725	5,657,783	9,316,826	15,711,726
Cost of sales and services	16	2,586,333	1,544,607	6,579,046	8,047,554
Gross profit		1,099,392	4,113,176	2,737,780	7,664,172

Expenses
Selling, general and administrative	16	7,589,674	5,911,488	21,557,511	18,615,390
Research and development, net		680,889	290,374	1,746,790	1,577,370
		8,270,563	6,201,862	23,304,301	20,192,760
Net loss from operations		(7,171,171)	(2,088,686)	(20,566,521)	(12,528,588)
Changes in fair value of strategic investments	9	1,158,156	(1,802,477)	218,885	(8,103,587)
Finance income (costs), net	17	(215,277)	(183,694)	1,631,999	(523,707)

Net loss before income taxes		(6,228,292)	(4,074,857)	(18,715,637)	(21,155,882)

Income taxes		-	-	-	76,095

Net loss		(6,228,292)	(4,074,857)	(18,715,637)	(21,231,977)

Other comprehensive income (loss)
Items that will be reclassified subsequently to profit or loss

Foreign currency translation gain (loss) on investments in foreign operations		(28,000)	21,151	(31,980)	69,622
Comprehensive loss		(6,256,292)	(4,053,706)	(18,747,617)	(21,162,355)

Loss per share
Basic	18	(0.03)	(0.02)	(0.10)	(0.12)
Diluted	18	(0.03)	(0.02)	(0.10)	(0.12)

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q3 2023	PyroGenesis Canada Inc.	2

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

(In Canadian dollars)

						Equity	Accumulated
		Number of				component	other
		common	Common		Contributed	of convertible	comprehensive
	Notes	shares	shares	Warrants	surplus	debenture	income	Deficit	Total
			$	$	$	$	$	$	$
Balance - December 31, 2022		173,580,395	85,483,223	223,200	24,546,960	-	402	(93,384,858)	16,868,927
Shares issued upon exercise of stock options	13	300,000	153,000	-	-	-	-	-	153,000
Private placement, net of issuance costs	13	5,000,000	4,960,483	-	-	-	-	-	4,960,483
Convertible debentures - equity component		-	-	186,800	-	318,092	-	-	504,892
Share-based payments	13	-	73,374	-	2,309,630	-	-	-	2,383,004
Other comprehensive loss		-	-	-	-	-	(31,980)	-	(31,980)
Net loss		-	-	-	-	-	-	(18,715,637)	(18,715,637)
Balance – September 30, 2023		178,880,395	90,670,080	410,000	26,856,590	318,092	(31,578)	(112,100,495)	6,122,689

Balance - December 31, 2021		170,125,795	82,104,086	-	19,879,055	-	3,444	(61,217,831)	40,768,754
Shares issued upon exercise of stock options	13	1,200,000	1,125,263	-	(429,263)	-	-	-	696,000
Share-based payments	13	-	-	-	4,222,242	-	-	-	4,222,242
Other comprehensive income		-	-	-	-	-	69,622	-	69,622
Net loss		-	-	-	-	-	-	(21,231,977)	(21,231,977)
Balance – September 30, 2022		171,325,795	83,229,349	-	23,672,034	-	73,066	(82,449,808)	24,524,641

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q3 2023	PyroGenesis Canada Inc.	3

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(In Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
		$	$	$	$
Cash flows provided by (used in)
Operating activities
Net loss		(6,228,292)	(4,074,857)	(18,715,637)	(21,231,975)
Adjustments for:
Share-based payments	16	653,902	931,572	2,383,004	4,222,242
Depreciation of property and equipment	16	158,500	155,481	476,871	446,883
Depreciation of right-of-use assets	16	182,251	157,844	503,604	479,466
Amortization of intangible assets	16	221,752	218,760	665,256	656,278
Amortization of contract assets		23,088	117,070	50,866	212,240
Finance costs (income)	17	215,277	183,694	(1,631,999)	523,707
Change in fair value of investments		(1,158,156)	1,802,477	(218,885)	8,103,587
Income taxes		-	-	-	76,095
Unrealized foreign exchange		(33,268)	5,880	(18,979)	48,090
		(5,964,946)	(502,079)	(16,505,899)	(6,463,387)
Net change to working capital items	15	2,691,828	1,089,162	5,780,930	(3,439,454)
		(3,273,118)	587,083	(10,724,969)	(9,902,841)
Investing activities
Additions to property and equipment		(18,448)	(46,753)	(68,789)	(238,979)
Additions to right-of-use assets		-	-	(67,745)	-
Additions to intangible assets		(71,793)	(54,012)	(185,779)	(116,980)
Purchase of strategic investments	9	-	-	(559,460)	(3,604,000)
Disposal of strategic investments		802,244	750,390	2,456,546	3,703,237
		712,003	649,625	1,574,773	(256,722)
Financing activities
Bank indebtedness		(60,463)	(228,134)	(720,176)	713,046
Interest paid		(80,515)	(179,572)	(267,504)	(419,028)
Repayment of term loans		(19,994)	(8,304)	(35,185)	(24,693)
Repayment of lease liabilities		(141,897)	(464,138)	(299,455)	(656,713)
Repayment of balance due on business combination		-	-	(100,000)	(217,778)
Proceeds from issuance of convertible debentures		2,913,661	-	2,913,661	-
Proceeds from issuance of shares upon exercise of stock options		-	696,000	153,000	696,000
Proceeds from issuance of term loans		-	-	-	203,857
Proceeds from private placement, net of issuance costs		-	-	4,960,483	-
Financing costs		(12,630)	-	(12,630)	-
		2,598,162	(184,148)	6,592,194	294,691

Effect of exchange rate changes on cash denominated in foreign currencies		6,868	20,793	(14,149)	27,040

Net decrease in cash and cash equivalents		43,915	1,073,353	(2,572,151)	(9,837,832)
Cash and cash equivalents - beginning of period		829,583	1,291,508	3,445,649	12,202,513
Cash and cash equivalents - end of period		873,498	2,364,861	873,498	2,364,681

Supplemental cash flow disclosure
Non-cash transactions:
Interest accretion on and revaluation of balance due on business combination	17	(19,131)	43,222	(2,118,745)	170,310
Accretion interest on royalties receivable	17	(35,763)	39,099	(120,437)	78,012
Accretion on term loan	17	8,646	7,816	25,414	20,197
Interest on convertible debenture	17	60,600	-	60,600	-
Accretion on convertible debenture	17	62,218	-	62,218	-

The accompanying notes form an integral part of the condensed consolidated interim financial statements

Q3 2023	PyroGenesis Canada Inc.	4

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

1.	Nature of operations

PyroGenesis Canada Inc. and its subsidiaries (collectively, the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures, and commercialises advanced plasma processes and sustainable solutions to reduce greenhouse gases. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Exchange under the Symbol “PYR”, on NASDAQ in the USA under the symbol "PYR" and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “. In October 2023, the Company notified the NASDAQ of its intention to voluntarily delist its Common shares from NASDAQ, and the Company has also taken steps to have its Common shares quoted on the OTCQX Best Market.

2.	Going concern

These condensed consolidated financial statements have been prepared on the going concern basis, which presumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company is subject to certain risks and uncertainty associated with the achievement of profitable operations such as the successful signing and delivery of contracts and access to adequate financing.

The Company has incurred, in the last years, operating losses and negative cash flows from operations, and as a result, the Company has an accumulated deficit of $112,100,495 as at September 30, 2023, ($93,384,858 as at December 31, 2022). Furthermore, there have been unexpected delays in the collection of certain accounts receivable from contracts closed in a prior year. This has resulted in a shortfall in cash flows from operating activities that would be used in funding the Company’s operations.

As at September 30, 2023, the Company has working capital deficiency of $6,433,575 ($1,650,709 as at December 31, 2022) including cash of $873,498 ($3,445,649 as at December 31, 2022). The working capital is net of an allowance for credit losses amounting to $9,073,254 ($5,023,283 as at December 31, 2022) as further described in Notes 6 and 7. The Company’s business plan is dependent upon the successful completion of contracts and also the receipt of payments from certain contracts closed in a prior year and expects these payments to be made during fiscal 2023, as well as the achievement of profitable operations through the signing, completion and delivery of additional contracts or a reduction in certain operating expenses. In the absence of this, the Company is dependent upon raising additional funds to finance operations within and beyond the next twelve months. The Company has been successful in securing financing in the past and has relied upon external financing to fund its operations, primarily through the issuance of equity, debt and convertible debentures. The Company completed a private placement in October 2022 for an amount of $1,318,980 and also completed another private placement in March 2023 for net proceeds $4,960,483 (Note 13). In addition, in July 2023, the Company also completed a brokered private placement of convertible debenture units for gross proceeds of $3,030,000 (Note 14). While the Company has been successful in securing financing, raising additional funds is dependent on a number of factors, some of which are outside the Company’s control, and therefore there is no assurance that it will be able to do so in the future or that these sources will be available to the Company or that they will be available on terms which are acceptable to the Company. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue operating as a going concern.

The condensed consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and to classifications of the assets and liabilities that might be necessary should the Company be unable to achieve its plan and continue in business. If the going concern assumption were not appropriate, adjustments, which could be material, would be necessary to the carrying value of assets and liabilities, the reported expenses, and the classification of items on the condensed consolidated statement of financial position.

Q3 2023	PyroGenesis Canada Inc.	5

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

3.	Basis of preparation

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Statements, as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2022.

These financial statements were approved and authorized for issuance by the Board of Directors on November 9, 2023.

(b)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of PyroGenesis, and Pyro Green-Gas Inc. The functional currency of Airscience Italia SRL is the euro whereas the functional currency of Airscience Technologies Private Limited is the Indian rupee, and Drosrite International LLC’s functional currency is the US dollar.

(c)	Basis of measurement

These financial statements have been prepared on the historical cost basis except for:

(i)	strategic investments which are accounted for at fair value,
(ii)	stock-based payment arrangements, which are measured at fair value on the grant date pursuant to IFRS 2, Share-based Payment; and
(iii)	lease liabilities, which are initially measured at the present value of minimum lease payments

(d)	Basis of consolidation

For financial reporting purposes, subsidiaries are defined as entities controlled by the Company. The Company controls an entity when it has power over the investee; it is exposed to, or has rights to, variable returns from its involvement with the entity and it has the ability to affect those returns through its power over the entity.

In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.

These consolidated financial statements include the accounts of PyroGenesis and its subsidiaries, Drosrite International LLC and Pyro Green-Gas Inc. and its subsidiaries. Drosrite International LLC is owned by a member of the Company’s management personnel and close member of the Chief Executive Officer (“CEO”) and controlling shareholder’s family and is deemed to be controlled by the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

The accounting policies disclosed in the December 31, 2022 year-end consolidated financial statements have been applied consistently in the preparation of these condensed consolidated interim financial statements. Finance income (costs) and changes in fair value of strategic investments are excluded from the loss from operations in the consolidated statements of comprehensive loss.

4.	Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2022.

Q3 2023	PyroGenesis Canada Inc.	6

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

5.	Revenues

The following table is a summary of the Company’s revenues from contracts by product line:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
High purity metallurgical grade silicon & solar grade silicon from quartz (PUREVAP™)	415,415	4,243,138	1,388,854	5,617,942
Aluminium and zinc dross recovery (DROSRITE™)	118,745	71,431	324,296	1,408,048
Development and support related to systems supplied to the U.S. Navy	1,003,592	420,809	2,168,820	1,757,168
Torch-related products and services	950,290	684,997	2,682,979	3,307,150
Refrigerant destruction (SPARC™)	104,784	—	360,075	—
Biogas upgrading and pollution controls	768,396	89,698	1,419,362	3,260,850
Other sales and services	324,503	147,710	972,440	360,568
	3,685,725	5,657,783	9,316,826	15,711,726

The following table is a summary of the Company’s revenues by revenue recognition method:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Revenue from contracts with customers:
Sales of goods under long-term contracts recognized over time	3,141,381	1,997,474	8,010,472	11,406,066
Sales of goods at a point of time	544,344	60,309	1,306,354	705,660
Other revenue:
Sale of intellectual properties	—	3,600,000	—	3,600,000
	3,685,725	5,657,783	9,316,826	15,711,726

See Note 22 for sales by geographic area.

Transaction price allocated to remaining performance obligations:

As at September 30, 2023, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $29,367,812 ($26,741,550 as at December 31, 2022). Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

Q3 2023	PyroGenesis Canada Inc.	7

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

6.	Accounts receivable

Details of accounts receivable based on past due terms were as follows:

	September 30, 2023	December 31, 2022
	$	$
Current	6,197,434	6,578,269
1 – 30 days	600,438	15,959
31 – 60 days	64,737	57,944
61 – 90 days	242,778	718,239
Greater than 90 days	12,451,071	13,790,716
Holdback receivable[1]	734,666	1,536,115
Total trade accounts receivable	20,291,124	22,697,242
Allowance for expected credit loss	(8,452,254)	(4,693,283)
Other receivables	243,093	240,560
Sales tax receivable	257,366	380,112
	12,339,329	18,624,631

1 Holdbacks are non-interest bearing, non-secured and represents an amount retained by the customers, based on milestones defined in the contract, and are not due until final acceptance of the contract stage of the project or the final inspection of the delivered goods. These amounts are agreed in advance and the terms of payment may exceed the general terms of payment of the Company. The Company only recognizes an amount when it can reasonably determine that these inspection and acceptance steps have been met.

As at September 30, 2023 the allowance for expected credit loss on trade accounts receivable is $8,452,254 ($4,693,283 as at December 31, 2022). The amount as at September 30, 2023, includes $7,510,901 attributable to one specific customer, whereby the carrying amount has been reduced from $10,872,758 to $3,361,857. The remaining credit allowance is $941,353 and attributable to all other trade accounts, whereby the carrying value was reduced from $9,418,366 to $8,477,103. On the basis of the Company’s expected credit loss policy, the allowance was determined generally by applying a loss rate of 1% on balances 1-30 days past the invoice date, 2% for 31-60 days, 3% for 61-90 days and a minimum of 10% for those beyond 90 days. Specific consideration was applied for situations where the receivable is a holdback on a contract, and also for customers that have exceeded normal payment terms.

The closing balance of the trade receivables credit loss allowance as at September 30, 2023 reconciles with the trade receivables credit loss allowance opening balance as follows:

$
Loss allowance at December 31, 2021	520,000
Loss recognized during the year	4,150,000
Foreign exchange	23,283
Loss allowance at December 31, 2022	4,693,283
Loss recognized during the period[1]	3,757,414
Foreign exchange	1,557
Loss allowance at September 30, 2023	8,452,254

1 For the three-month period ended September 30, 2023. the loss recognized was $2,484,414 and $3,757,414 for the nine-month period ended September 30, 2023.

7.	Costs and profits in excess of billings on uncompleted contracts

As at September 30, 2023, the Company had fifteen contracts with total billings of $15,781,533 which were less than total costs incurred and had recognized cumulative revenue of $17,392,077 since those projects began. This compares with eighteen contracts with total billings of $10,475,299 which were less than total costs incurred and had recognized cumulative revenue of $11,856,596 as at December 31, 2022.

The net amount of $989,544 as at September 30, 2023 includes an expected credit loss allowance of $621,000 ($330,000 as at December 31, 2022). On the basis of the Company’s expected credit loss policy, the allowance was determined generally by applying a loss rate of 2% on all balances, and adjusting for specific situations, such as past due customers, whereby the loss rate varied from 25% to 50% or greater if needed.

Q3 2023	PyroGenesis Canada Inc.	8

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

Changes in costs and profits in excess of billings on uncompleted contracts during the nine-month period ended September 30, 2023, are explained by $644,813 recognized at the beginning of the period being transferred to accounts receivable, and $583,060 resulting from changes in the measure of progress, including $291,000 due to the variation of the expected credit loss allowance.

8.	Investment tax credits

Investment tax credits earned, for the three and nine-month periods ended September 30, 2023, amount to $55,817, and $135,041, respectively ($44,423 and $115,856) for the three and nine-month periods ended September 30, 2022, respectively.

In the nine-month period ended September 30, 2023, an investment tax credit of $135,041 was earned whereby $80,404 was recorded against Cost of sales and services, $32,137 against Research and development expenses and $22,500 against Selling, general and administrative expenses. During the nine-month period ended September 30, 2022, the Company earned $115,856 of investment tax credits, whereby $46,818 was recognized against Cost of sales and services, $46,538 against Research and development expenses and $22,500 against Selling, general and administrative expenses.

9.	Strategic investments

	September 2023	December 31, 2022
	$	$
Beauce Gold Fields (“BGF”) shares – level 1	41,032	56,419
HPQ Silicon Inc. (“HPQ”) shares - level 1	4,523,402	5,415,749
HPQ warrants – level 3	—	770,466
	4,564,434	6,242,634

The change in the strategic investments is summarized as follows:

	(“BGF”) shares – level 1		(“HPQ”) shares - level 1		HPQ warrants – level 3		Total
	Quantity	$	Quantity	$	Quantity	$	$
Balance, December 31, 2021	1,025,794	123,095	26,752,600	12,306,196	9,594,600	2,472,368	14,901,659
Additions	—	—	6,800,000	3,196,000	6,800,000	408,000	3,604,000
Disposed	—	—	(11,447,500)	(3,922,244)	—	—	(3,922,244)
Change in the fair value	—	(66,676)	—	(6,164,203)	—	(2,109,902)	(8,340,781)
Balance, December 31, 2022	1,025,794	56,419	22,105,100	5,415,749	16,394,600	770,466	6,242,634
Additions	—	—	5,594,600	651,406	(5,594,600)	(91,946)	559,460
Disposed[1]	—	—	(10,302,000)	(2,456,546)	(4,000,000)	—	(2,456,546)
Change in the fair value	—	(15,387)	—	912,793	—	(678,520)	218,886
Balance, September 30, 2023	1,025,794	41,032	17,397,700	4,523,402	6,800,000	—	4,564,434

1During the period ended September 30, 2023, 4,000,000 warrants at an exercise price of $0.61 per warrant, were not exercised and have since expired and disposed.

Q3 2023	PyroGenesis Canada Inc.	9

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

At September 30, 2023 and December 31, 2022, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

	September 30, 2023	December 31, 2022
Number of warrants	6,800,000	1,200,000	4,394,600	4,000,000	6,800,000
Date of issuance	20-Apr-22	29-Apr-20	2-Jun-20	3-Sep-20	20-Apr-22
Exercise price ($)	0.60	0.10	0.10	0.61	0.60
Assumptions under the Black-Scholes model:
Fair value of the shares ($)	0.21	0.25	0.25	0.25	0.25
Risk free interest rate (%)	3.79	4.03	4.03	4.03	4.03
Expected volatility (%)	79.28	80.55	73.74	76.85	74.58
Expected dividend yield	—	—	—	—	—
Contractual remaining life (in months)	7	4	5	8	16

Warrants are subject to a “Holder’s Exercise Limitation” clause, whereby the Company shall not affect any exercise of warrants, nor have the right to exercise any portion of the warrants to the extent that after giving effect to such issuance after exercise, the Company would beneficially own in excess of 9.99% of the HPQ common shares.

As at September 30, 2023, a loss from initial recognition of the warrants of $1,199,792 ($280,926 at December 31, 2022) has been deferred off balance sheet until realized.

10.	Accounts payable and accrued liabilities

	September 2023	December 31, 2022
	$	$
Accounts payable	5,838,061	6,065,996
Accrued liabilities	2,175,425	2,891,053
Sale commissions payable[1]	924,711	904,724
Accounts payable to the controlling shareholder and CEO	587,018	254,097
	9,525,215	10,115,870

1 Sale commissions payable relate to the costs to obtain long-term contracts with clients.

11.	Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress for the nine-month period ended September 30, 2023, amounted to $33,289,034 ($37,374,909 as at December 31, 2022). Payments to date received for the nine-month period ended September 30, 2023, was $44,174,017 on contracts in progress ($47,045,902 as at December 31, 2022).

Changes in billings in excess of costs and profits on uncompleted contracts during the nine-month period ended September 30, 2023, is explained by $3,916,485 recognized at the beginning of the period being recognized as revenue, and an increase of $5,130,475 resulting from cash received, excluding amounts recognized as revenue. The variation in billings in excess of costs and profits on uncompleted contracts during the nine-month period ended September 30, 2022, is explained by $3,430,725 recognized at the beginning of the period being recognized as revenue, and an increase of $1,393,599 resulting from cash received, excluding amounts recognized as revenue.

Q3 2023	PyroGenesis Canada Inc.	10

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

12.	Term loans

	Economic			Canada
	Development Agency	Other Term	Other Term	Emergency Business
	of Canada Loan[1]	Loans[2]	Loans[3]	Account Loan[4]	Total
	$	$	$	$	$
Balance, December 31, 2022	320,070	11,617	8,300	50,000	389,987
Accretion	25,414	—	—	—	25,414
Payments	—	(10,426)	(8,300)	—	(18,726)
Balance, September 30, 2023	345,484	1,191	—	50,000	396,675
Less current portion	(45,000)	(1,191)	—	(50,000)	(96,191)
Balance, September 30, 2023	300,484	—	—	—	300,484

1 Maturing in 2029, non-interest bearing, payable in equal instalments from April 2024 to March 2029.

2 Matured October 23, 2023, bearing interest at a rate of 6.95% per annum, payable in monthly instalments of $1,200 (including interest in capital) secured by an automobile with a carrying amount of $1,078 at September 30, 2023.

3 Matured in May 2023, payable in monthly instalments of $1,660, bore interest at 7.45%.

4 Loan bearing no interest and no minimum repayment, if repaid by December 2023.

13.	Convertible debenture

2023 Convertible Debenture

On July 21, 2023, the Company closed a brokered private placement offering 3,030 unsecured convertible debenture units at a price of $1,000 per debenture unit. Each convertible debenture unit will consist of one 10.0% unsecured convertible debenture with a maturity of 36 months from date of issuance and 1,000 common share purchase warrants. Each warrant shall entitle the holder therefor to acquire one common share at an exercise price of $1.25 for a period of 24 months following the closing date.

The convertible debenture shall bear interest at a rate of 10.0% per annum from the date of issue, payable semi-annually in arrears on the last day of June and December in each year, at the sole discretion of the Company, in: (i) cash or (ii) subject to regulatory approval, common shares at a deemed issue price equal to the volume weighted average price for five (5) consecutive trading days ending five (5) trading days preceding the date of repayment on the TSX, or other principal exchange the common shares are listed. Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The first interest payment will represent accrued interest for the period from the closing of the offering to December 31, 2023.

Commencing on February 21, 2024, the principal amount of the convertible debentures will be repaid on a monthly basis, payable in arrears, in either, at the sole discretion of the Company: (i) cash or (ii) subject to regulatory approval, common shares at a deemed issue price equal to the volume weighted average price for five (5) consecutive trading days ending five (5) trading days preceding the date of repayment on the TSX, or other principal exchange the common shares are listed. For greater clarity, the Company will repay 1/30th of the outstanding principal amount per month for the remaining 30 months remaining until the maturity date.

The 2023 convertible debenture is a compound financial instrument, and the total proceeds of the issuance was allocated between a liability for the debenture and an equity component for the conversion feature and warrants. The fair value of the debt liability component at inception was determined using estimated future cash flows discounted using a market interest rate of 25%. The residual amount representing the value of the conversion option equity component and warrants were classified in the shareholders’ (Deficiency) Equity.

In connection with the convertible debenture, the Company paid transaction fees in the amount of $116,339 to the agent, and such fees have been allocated between the liability and equity components. The effective interest rate of the liability component is 28.07%.

Q3 2023	PyroGenesis Canada Inc.	11

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

At the issuance date, the 2023 Convertible Debenture was recorded as follows:

$
Debt component, net of transaction costs of $96,179	2,408,769
Conversion option and warrants recognized in equity, net of transaction costs of $20,160	504,892
Net proceeds	2,913,661

The following table illustrates the variation of the liability component of the convertible debenture from the issuance until the end of period:

September 30, 2023
$
2023 Convertible Debenture, at issuance	2,408,769
Interest and accretion expense	122,818
Balance, end of period	2,531,587

14.	Shareholders’ equity

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

Issuance of units

On March 8, 2023, the Company completed a non-brokered private placement consisting of the issuance and sale of 5,000,000 units of the Company at a price of $1.00 per unit, for net proceeds of $4,960,483 (gross proceeds of $5,000,000). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.25 until March 7, 2025. The entire amount is allocated to the common shares as the fair value of the common shares on March 8, 2023, was $1.38.

On July 21, 2023, the Company completed a brokered private placement offering 3,030 unsecured convertible debenture units at a price of $1,000 per debenture unit. Each convertible debenture unit consists of one 10.0% unsecured convertible debenture with a maturity of 36 months from the date of issuance and 1,000 common share purchase warrants. Each warrant shall entitle the holder therefore to acquire one common share at an exercise price of $1.25 for a period of 24 months following the closing date. The total net proceeds were allocated to the liability and shareholders equity, whereby a total of $504,892 is recognized as warrants and as the equity portion of the convertible debenture.

Stock options

The Company has a stock option plan authorizing the Board of Directors to grant options to directors, officers, employees and consultants to acquire common shares of the Company at a price computed by reference to the closing market price of the shares of the Company on the business day before the Company notifies the stock exchanges of the grant of the option. The number of shares which may be granted to any one person shall not exceed 5% (2% for consultants) of total share capital over a twelve-month period.

Q3 2023	PyroGenesis Canada Inc.	12

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

The following table sets out the activity in stock options:

		Weighted average
	Number of options	exercise price
		$
Balance – December 31, 2021	8,403,000	3.10
Granted	2,475,000	3.55
Exercised	(2,440,000)	0.58
Forfeited	(242,500)	4.07
Balance, December 31, 2022	8,195,500	3.96
Granted	3,050,000	0.80
Exercised[1]	(300,000)	0.51
Forfeited	(125,000)	1.92
Balance, September 30, 2023	10,820,500	3.19

1 The weighted fair market value of the share price for options exercised in 2023 was $1.01.

Grants in 2023

In January 2023, the Company granted 150,000 stock options to the President and Chief Executive Officer of the Company, and 500,000 stock options to members of its Board of Directors. The stock options have an exercise price of $1.03 per common share, vest immediately and are exercisable over a period of five years. The Company recorded an expense of $453,204 related to these options in fiscal 2022 as the stock options granted related to the services rendered in 2022, for which there was a shared understanding of the terms and conditions related to such grant prior to the grant date.

Also, in January 2023, the Company also granted 975,000 stock options to employees of the Company. The stock options have an exercise price of $1.03 per common share. The 975,000 options will vest as follows: 10 percent as of the day of the grant, 20 percent at the first anniversary of the date of the grant, 30 percent on the second anniversary of the date of the grant and 40 percent on the third anniversary of the date of the grant. All options mentioned above are exercisable over a period of five (5) years.

In September 2023, the Company granted 450,000 stock options to the President and Chief Executive Officer of the Company, and 975,000 stock options to members of its Board of Directors. The stock options have an exercise price of $0.53 per common share, 50% vested immediately and 50% vest six months following the grant date and are exercisable over a period of five (5) years. The Company recorded an expense amounting to $528,637 related to these options in fiscal 2023.

Grants in 2022

In January 2022, the Company granted 150,000 stock options to the President and Chief Executive Officer of the Company, and 300,000 stock options to members of its Board of Directors. The stock options have an exercise price of $3.36 per common share, vest immediately and are exercisable over a period of five (5) years.

In April 2022, the Company granted 400,000 stock options to employees of the Company. The stock options have an exercise price of $2.96 per common share. The 400,000 options will vest as follows: 10 percent as of the day of the grant, 20 percent at the first anniversary of the date of the grant, 30 percent on the second anniversary of the date of the grant and 40 percent on the third anniversary of the date of the grant. All options mentioned above are exercisable over a period of five (5) years.

In June 2022, the Company granted 600,000 stock options to the President and Chief Executive Officer of the Company, and 900,000 stock options to members of its Board of Directors. The 1,500,000 options will vest as follows: 25 percent as of the day of the grant, 25 percent at the first anniversary of the date of the grant, 25 percent on the second anniversary of the date of the grant and 25 percent at the third anniversary of the date of the grant. The stock options have an exercise price of $3.88 per common share and are exercisable over a period of five (5) years.

Q3 2023	PyroGenesis Canada Inc.	13

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

In July 2022, the Company granted 125,000 stock options to employees of the Company. The stock options have an exercise price of $2.14 per common share. The 125,000 options will vest as follows: 10 percent as of the day of the grant, 20 percent at the first anniversary of the date of the grant, 30 percent on the second anniversary of the date of the grant and 40 percent on the third anniversary of the date of the grant. All options mentioned above are exercisable over a period of five (5) years.

The weighted average fair value of stock options granted for the nine-month period ended September 30, 2023, was $0.80 ($3.55 for the nine-month period ended September 30, 2022). The weighted average fair value of each option granted was estimated at the grant date for purposes of determining share-based payment expense using the Black-Scholes option pricing model based on the following weighted-average assumptions:

	2023			2022
Number of options granted	650,000	975,000	1,425,000	150,000	400,000	1,500,000	125,000
Exercise price ($)	1.03	1.03	0.53	3.36	2.96	3.88	2.14
Fair value of each option under the Black-Scholes pricing model ($)	0.70	0.70	0.37	2.17	1.98	2.61	1.44
Assumptions under the Black-Scholes model:
Fair value of the shares ($)	1.03	1.03	0.53	3.36	3.36	3.36	3.36
Risk-free interest rate (%)	3.38	3.38	4.21	1.25	2.50	2.87	3.11
Expected volatility (%)	83.15	83.15	86.33	82.45	83.36	83.31	83.31
Expected dividend yield	—	—	—	—	—	—	—
Expected life (number of months)	60	60	60	60	60	60	60

The underlying expected volatility was determined by reference to historical data of the Company’s share price. No special features inherent to the stock options granted were incorporated into the measurement of fair value.

Q3 2023	PyroGenesis Canada Inc.	14

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

As at September 30, 2023, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of				Number of	Number of
	stock				stock	stock	Exercise
	options				options	options	price
Issuance date	31-Dec-22	Granted	Exercised	Forfeitures	30-Sep-23	vested [1]	per option	Expiry date
							$
July 3, 2018	300,000	—	(300,000)	—	—	—	0.51	July 3, 2023
September 29, 2019	100,000	—	—	—	100,000	100,000	0.51	September 29, 2024
January 2, 2020	100,000	—	—	—	100,000	100,000	0.45	January 2, 2025
July 16, 2020	2,200,500	—	—	(10,000)	2,190,500	2,190,500	4.41	July 16, 2025
October 26, 2020	50,000	—	—	—	50,000	37,500	4.00	October 26, 2025
April 6, 2021	550,000	—	—	—	550,000	510,000	8.47	April 6, 2026
June 1, 2021	200,000	—	—	—	200,000	150,000	6.59	June 1, 2026
June 14, 2021	100,000	—	—	—	100,000	75,000	6.70	June 14, 2026
October 14, 2021	100,000	—	—	—	100,000	30,000	5.04	October 14, 2026
December 17, 2021	1,920,000	—	—	—	1,920,000	1,920,000	3.13	December 17, 2026
December 31, 2021	100,000	—	—	—	100,000	30,000	3.61	December 31, 2026
January 3, 2022	450,000	—	—	—	450,000	450,000	3.36	January 3, 2027
April 5, 2022	400,000	—	—	—	400,000	120,000	2.96	April 5, 2027
June 2, 2022	1,500,000	—	—	—	1,500,000	750,000	3.88	June 2, 2027
July 13, 2022	125,000	—	—	(70,000)	55,000	37,500	2.14	July 13, 2027
January 2, 2023	—	1,625,000	—	(45,000)	1,580,000	768,000	1.03	January 2, 2028
September 29, 2023	—	1,425,000	—	—	1,425,000	712,500	0.53	September 29, 2028
	8,195,500	3,050,000	(300,000)	(125,000)	10,820,500	7,981,000	3.19

1 At September 30, 2023, the weighted average exercise price for options outstanding which are exercisable was $3.50.

For the three-month and nine-month periods ended September 30, 2023, a stock-based compensation expense of $653,899 and $2,383,004, respectively, was recorded in Selling, general and administrative expenses in the condensed consolidated statements of comprehensive loss, ($931,572 and $4,222,242 for the three-month and nine-month periods ended September 30, 2022).

At September 30, 2023, an amount of $1,877,534 ($3,184,866 at December 31, 2022) remains to be amortized until January 2027 related to the grant of stock options.

Share purchase warrants

The following table reflects the activity in warrants during the period ended September 30, 2023, and the number of issued and outstanding share purchase warrants at September 30, 2023:

	Number of		Number of	Exercise
	warrants		warrants	price per
	Dec 31,		Sep 30,	warrant
	2022	Issued	2023	$	Expiry date
Issuance of warrants – October 20, 2022	1,014,600	—	1,014,600	1.75	October 19, 2024
Issuance of warrants – March 8, 2023	—	5,000,000	5,000,000	1.25	March 7, 2025
Issuance of warrants – July 21, 2023	—	3,030,000	3,030,000	1.25	July 20, 2025
	1,014,600	8,030,000	9,044,600

Q3 2023	PyroGenesis Canada Inc.	15

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

15.	Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Accounts receivable	(744,667)	(4,582,692)	6,122,943	(6,148,838)
Costs and profits in excess of billings on uncompleted contracts	210,070	1,290,731	61,753	2,017,967
Inventory	(36,538)	(168,708)	19,625	(830,156)
Investment tax credits receivable	(55,816)	(44,424)	(28,070)	(59,475)
Income taxes receivable	—	(1,327)	—	115,868
Deposits	47,100	(189,942)	(61,025)	1,587,574
Contract assets & other assets	(171,664)	(139,005)	(171,664)	(139,005)
Prepaid expenses	650,441	748,120	(783,859)	(635,039)
Accounts payable and accrued liabilities	(351,176)	3,353,412	(592,763)	2,688,775
Billings in excess of costs and profits on uncompleted contracts	3,144,078	822,997	1,213,990	(2,037,125)
	2,691,828	1,089,162	5,780,930	(3,439,454)

16.	Supplemental disclosure on statements of comprehensive loss

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Inventories recognized in cost of sales	140,005	212,830	354,096	626,972
Amortization of intangible assets	221,752	218,760	665,256	656,278
Depreciation of property and equipment	158,500	155,481	476,871	446,883
Depreciation of ROU assets	182,251	157,844	503,604	479,466
Employee benefits	3,295,722	3,200,123	10,650,161	8,902,215
Share-based payments	653,902	931,572	2,383,004	4,222,242
Awarded grants	35,723	43,012	310,688	137,523

Q3 2023	PyroGenesis Canada Inc.	16

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

17.	Net finance costs (income)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Financial expenses
Interest on term loans	62	1,435	591	3,038
Interest on lease liabilities	80,515	94,732	267,504	284,190
Interest on convertible debenture	60,600	—	60,600	—
Interest accretion on and revaluation of balance due on business combination[1]	(19,131)	43,222	(2,118,745)	170,310
Interest accretion on long term loans	8,646	—	25,414	—
Interest accretion on convertible debenture	62,218	—	62,218	—
Penalties and other interest expenses	58,130	83,404	190,856	144,181
	251,040	222,793	(1,511,562)	601,719
Financial income
Accretion interest on royalty receivable	(35,763)	(39,099)	(120,437)	(78,012)
Net finance costs (income)	215,277	183,694	(1,631,999)	523,707

1 In June 2023, the Company determined that a milestone related to the business combination would not be achieved and therefore, a reversal of the liability was recorded. In March 2023, the Company’s Italian subsidiary and a customer agreed on the final acceptance of a contract, prior to final completion, as a result, the contract did not attain the agreed milestone in connection with the balance due on business combination, and a reversal of the liability was recorded.

18.	Loss per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Weighted average number of common shares outstanding	178,880,395	170,621,448	179,472,660	170,292,829
Weighted average number of diluted shares outstanding	178,880,395	170,621,448	179,472,660	170,292,829

Number of anti-dilutive stock options and warrants excluded from fully diluted earnings per share calculation	19,685,100	9,438,000	19,685,100	9,438,000

19.	Related party transactions

During the three and nine-month period ended September 30, 2023, the Company concluded the following transactions with related parties:

Rent and property taxes charged by a trust whose beneficiary is the controlling shareholder and CEO of the Company, for the three and nine-month periods ended September 30, 2023, amount to $101,244 and $251,477, respectively ($69,054 and $208,334 for the three and nine-month periods ended September 30, 2022, respectively).

Q3 2023	PyroGenesis Canada Inc.	17

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

These expenses are recorded in the captions Cost of sales and services and in Selling, general and administrative in the consolidated statements of comprehensive loss. As at September 30, 2023 the right-of-use asset and the lease liabilities amount to $682,488 and $745,853 respectively, ($799,090 and $881,635 respectively at December 31, 2022).

In June 2023, the terms and conditions of the lease agreement between the Company and the trust were modified, to adjust the base rent and duration. As a result, the ROU asset increased by $67,745, the lease liability increased by $48,023, and a reduction of expense of $19,722 was recorded in the statement of comprehensive loss.

A balance due to the controlling shareholder and CEO of the Company amounted to $587,018 at September 30, 2023 ($254,097 at December 31, 2022) and is included in accounts payable and accrued liabilities.

The Key Management Personnel of the Company, in accordance with IAS 24, are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries – key management	357,396	270,532	1,019,867	844,374
Pension contributions	6,613	4,961	18,933	15,641
Fees – Board of Directors	40,700	45,700	140,552	134,700
Share-based compensation – officers	1,041,988	958,519	2,083,975	1,771,433
Share-based compensation – Board of Directors	402,046	221,197	804,092	1,979,410
Other benefits – key management	—	7,897	157,135	21,935
Total compensation	1,848,743	1,508,806	4,224,554	4,767,493

20.	Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at September 30, 2023 and December 31, 2022 the Company's exposure to foreign exchange risk for amounts denominated in US dollars is as follows:

	September 30, 2023	December 31, 2022
	$	$
Cash	461,795	2,871,062
Accounts receivable	11,540,479	13,537,912
Accounts payable and accrued liabilities	(1,378,332)	(1,713,717)
Total	10,623,942	14,695,257

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Q3 2023	PyroGenesis Canada Inc.	18

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

Sensitivity analysis

At September 30, 2023, if the US dollar had changed by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss and equity for the three-month period ended September 30, 2023 would have been $1,062,400.

Credit concentration

During the three-month period ended September 30, 2023, three customers accounted for 55%, (Q3, 2022 – one customer for 70%) of revenues from operations.

During the nine-month period ended September 30, 2023, two customers accounted for 46%, (Nine-month period ended September 30, 2022 – three customers for 57%) of revenues from operations.

	Three months ended September 30, 2023		Nine months ended September 30, 2023
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	882,680	24	2,428,857	26
Customer 2	647,424	18	1,892,671	20
Customer 3	483,207	13	—	—
Total	2,013,311	55	4,321,528	46

At September 30, 2023, two customers accounted for 54% and 17%, respectively (December 31, 2022 – three customers for 56%, 16% and 11%, respectively) of the total trade accounts receivable with amounts owing to the Company of $14,351,751.55 (2022 - $18,894,727), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at September 30, 2023 represents the carrying amount of cash, accounts receivable (except sales tax receivable), costs and profits in excess of billings on uncompleted contracts, deposits and royalties receivable.

Cash is held with major reputable financial institutions.

Management has established a credit policy under which each new customer is analysed individually for creditworthiness before the Company’s payment and delivery terms and conditions are offered. The Company’s review could include reviewing external ratings, if they are available, financial statements, credit agency information, industry information and in some cases bank references. The Company’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. In monitoring customer credit risk, customers are identified according to their characteristics such as their geographic location, industry, trading history with the Company and existence of previous financial difficulties.

The Company does not generally require collateral or other security from customers on accounts receivable, however, the contract terms may include the possibility of recourse in the event of late payment. The Company believes that there is no unusual exposure associated with the collection of these receivables.

The credit risk associated with costs and profits in excess of billings on uncompleted contracts is similar to that of accounts receivable, as these amounts are accumulated and converted to accounts receivable as invoicing milestones are reached.

The royalties receivable are due from a company in which the Company has a strategic investments. The Company does not have collateral or other security associated with the collection of this receivable. The carrying amount of the royalties receivable have been discounted to reflect the time value of money and credit risk of the counterparty.

Q3 2023	PyroGenesis Canada Inc.	19

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

The deposits are payments made to suppliers and entities from which the Company leases property. The Company does not have collateral or other security associated with the collection of these deposits. As at September 30, 2023 and December 31, 2022, no loss allowance has been recognized in connection with these deposits and the maximum exposure is the carrying amount of these deposits.

During the nine-month period ended September 30, 2023, and the year-end December 31, 2022, provisions for expected credit losses were recorded, however, the accounts provisioned by the loss are still subject to enforcement activity in order to collect the balances due.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on term loans and convertible debenture as those financial instruments bear interest at fixed rates and to cash flow risk from the variable interest rate of the bank indebtedness.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares and warrants of public companies quoted on the TSX Venture Exchange. If equity prices had increased or decreased by 25% as at September 30, 2023, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $1,184,500 (December 31, 2022 - $1,841,484).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.

The following table summarizes the contractual amounts payable and maturities of financial liabilities and other liabilities at September 30, 2023:

		Total
	Carrying	contractual	Less than
	value	amount	one year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Bank indebtedness	271,726	271,726	271,726	—	—	—
Accounts payable and accrued liabilities[1]	8,116,256	8,116,256	8,116,256	—	—	—
Term loans	396,675	450,000	96,191	180,000	172,147	1,662
Balance due on business combination	1,689,030	1,860,020	1,860,020	—	—	—
Lease liabilities	5,234,239	6,195,191	2,976,241	1,040,296	229,332	1,949,322
Convertible debenture	2,531,587	3,588,699	1,191,660	1,411,784	985,255	—
	18,239,513	20,481,892	14,512,094	2,632,080	1,386,734	1,950,984

1 Accounts payable and accrued liabilities exclude amounts which are not financial liabilities.

At September 30, 2023, the Company's Canadian subsidiary benefits from a line of credit of $500,000, of which $271,526 was drawn on this facility. The Italian subsidiary previously benefited from a 400,000 euro line of credit which was paid in full and extinguished in June 2023. The Canadian facility bears interest at a variable rate which is the bank’s prime rate plus 1%, therefore, 8.2%. There are no imposed financial covenants on the credit facility.

Q3 2023	PyroGenesis Canada Inc.	20

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

Fair value of financial instruments

The fair value represents the amount that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value estimates are calculated at a specific date taking into consideration assumptions regarding the amounts, the timing of estimated future cash flows and discount rates. Accordingly, due to its approximate and subjective nature, the fair value must not be interpreted as being realizable in an immediate settlement of the financial instruments.

There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 — inputs for the asset or liability that are not based on observable market data.

The fair values of cash, trade accounts receivable, other receivables, deposits, bank indebtedness, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term maturities.

Investments in BGF and HPQ shares are valued at quoted market prices and are classified as Level 1.

Royalties receivable are discounted according to their corresponding agreements and are classified as Level 2.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3 (Note 9).

The fair value of the term loans, the balance due on business combination and convertible debenture as at September 30, 2023 is determined using the discounted future cash flows method and management's estimates for market interest rates for similar issuances. As a result, their fair market values correspond to their carrying amount. The term loans and convertible debenture are classified as level 2 and the balance due on business combination as level 3.

The following table presents the variation of the balance due on business combination:

$
Balance due on business combination at December 31, 2021 - Current and Non-Current	3,952,203
Disbursement	(217,778)
Interest accretion	173,350
Balance due on business combination at December 31, 2022 - Current and Non-Current	3,907,775
Disbursement	(100,000)
Interest accretion on and revaluation of balance due on business combination	(2,118,745)
Balance due on business combination at September 30, 2023 - Current and Non-Current	1,689,030

21.	Contingent liabilities

The Company is currently a party to various legal proceedings. If management believes that a loss arising from these proceedings is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these proceedings is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these proceedings, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

Q3 2023	PyroGenesis Canada Inc.	21

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

In August 2023, the Autorité des marchés financiers (the “AMF”) initiated administrative proceedings against Mr. P. Peter Pascali, President and CEO, Mr. Alan Curleigh, Chair of the Board of Directors, and the Company with the Tribunal administratif des marchés financiers. The allegations largely relate to a series of connected transactions that occurred in 2018. The administrative penalty sought by the AMF and attributable to the Company is $550,000. The Company remains of the view that the AMF’s allegations are without merit.

22.	Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The Company monitors its working capital in order to meet its financial obligations. On September 30, 2023, the Company’s working capital deficiency was $6,433,575 (working capital of $1,650,709 at December 31, 2022).

The management of capital includes shareholders’ equity for a total amount of $6,122,689 and term loans of $396,675 and $2,531,587 convertible debenture (shareholders’ equity and term loans of $16,868,927 and $389,987 respectively at December 31, 2022) as well as cash amounting to $873,498 ($3,445,649 at December 31, 2022).

There were no significant changes in the Company’s approach during the current nine-month period and preceding fiscal year, however, in order to maintain or adjust the capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market.

Q3 2023	PyroGenesis Canada Inc.	22

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at September 30, 2023 and for the three and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(In Canadian dollars)

23.	Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors. The Company’s head office is located in Montreal, Quebec. The operations of the Company are located in three geographic areas: Canada, Italy and India.

Revenue by product line and revenues recognized by revenue recognition method are presented in Note 5.

The following is a summary of the Company’s revenue from external customers, by geography:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Brazil	3,085	17,133	17,745	179,839
Canada	1,503,245	4,877,413	4,926,808	8,847,046
France	93,935	—	146,774	—
India	135,916	73,873	412,414	131,903
Israel	(67,853)	8,757	(69,415)	29,418
Italy[1]	(6,421)	25,191	(381,286)	1,236,222
Mexico	(186)	112,007	58,680	371,399
Netherlands	34,542	44,144	65,777	74,387
New Zealand	104,784	—	360,075	—
Poland	4,736	—	30,356	30,512
Saudi Arabia	118,931	(41,470)	265,616	1,035,755
United States of America	1,760,620	420,809	3,475,314	3,083,356
Vietnam	—	96,822	7,574	661,429
Other	394	23,104	394	30,461
	3,685,728	5,657,783	9,316,826	15,711,727

1 In March 2023 revenue attributable to Italy was reduced following the agreement between the Company’s Italian subsidiary and their customer to deliver a project prior to final completion, which resulted in an adjustment to revenue and to costs and profits in excess of billings on uncompleted contracts.

Q3 2023	PyroGenesis Canada Inc.	23